

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Zachary George
Chief Executive Officer
Sundial Growers Inc.
#300, 919 – 11 Avenue SW
Calgary, AB T2R 1P3

      Re: Sundial Growers Inc.
          Registration Statement on Form F-3
          Filed March 3, 2021
          File No. 333-253813

Dear Mr. George:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Jason Lehner